MOKO.mobi Limited
ACN 111 082 485
ASX:MKB

T: +61 2 9299 9690
F: +61 2 9299 9629
Suite 4 Level 9 341 George Street
Sydney, NSW, 2000, Australia

Website: www.mokosocialmedia.com
Email: contact@moko.mobi

April 4, 2014

Mark P. Shuman
Branch Chief – Legal

United States Securities and Exchange Commission

100 F. Street, NW

Washington, D.C. 20549

Re: MOKO Social Media Limited

Draft Registration Statement on Form F-1

Submitted March 3, 2014

CIK No. 0001496371

Dear Mr. Shuman:

We hereby provide responses to comments issued on March 28, 2014 (the “Staff’s Letter”) regarding the draft Registration Statement on Form F-1 (File No. 377-00505)(the “F-1”) of MOKO Social Media Limited (the “Company”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.          Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE:

The Company hereby advises the Staff that neither it, nor anyone authorized on its behalf, has used any written communications to present to potential investors in reliance on Section 5(d). The Company is not aware of any research reports about it that will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, as amended.

2.          We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

COMPANY RESPONSE:

The Company notes that the price range it will select will affect the disclosure and accordingly intends to refile the F-1 including a price range sufficiently in advance of the contemplated investor road show to allow for review by the Staff.

3.          We will review your application for confidential treatment for portions of Exhibits 10.2 and 10.3 and will provide comments, if any, separately. Be advised that any such comments will need to be resolved prior to the effective date of the registration statement.

COMPANY RESPONSE:

The Company acknowledges that any such comments received will need to be resolved prior to the effective date of the registration statement.

4.          Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

COMPANY RESPONSE:

The Company is sending to the Staff supplementally the graphical material and artwork it currently intends to use in the prospectus.

5.          With respect to all third-party statements in your prospectus, such as from eMarketer and Mobilewalla, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

COMPANY RESPONSE:

The Company is sending to the Staff supplementally the relevant portion of the industry research reports we cite in the prospectus, each clearly marked as requested, and confirms to the Staff that none of such reports were prepared for us in connection with the offering.

Registration Statement Facing Sheet

6.          You indicate that the securities in this prospectus are being offered on a delayed or continuous basis and you have included the undertaking relating to a Rule 415 offering. Please tell us when the underwriter’s warrants will initially be exercisable and the procedures you plan to follow to amend or supplement the prospectus so that a current prospectus is available at the time of the resales of the shares underlying the warrants.

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COMPANY RESPONSE:

The Company notes that the underwriter’s warrants will be exercisable commencing one year after the effective date of the registration as disclosed in the Underwriting section of the prospectus included in the F-1 pursuant to the terms included in the form of underwriter warrant attached as an exhibit to the form of Underwriting Agreement filed together with the amended F-1. We plan to file a post-effective amendment on Form F-1 or F-3 (as applicable) in the manner and at the times contemplated by the undertakings included in the F-1 so that the prospectus will remain current as contemplated by Section 10(a)(3) of the Securities Act during the time period the underwriter’s warrants are exercisable and for the six-month period following the earlier of their expiration or exercise in full.

7.          Footnote 6 of the registration fee table on the cover page indicates that no fee is required for the ordinary shares underlying the underwriter’s warrants pursuant to Securities Act Rule 457(g). It appears that the registration fee should be calculated based on the exercise price of the warrants if the offering price cannot be determined at the time of the filing of the registration statement. Please explain how you concluded that no fee is required.

COMPANY RESPONSE:

The Company notes that the footnotes included in the draft F-1 were intended to be supplemented by more complete disclosure once the price range for the ADSs had been set by underwriter and the Company and that the Rule 457(o) figures were included in the initial submission solely to provide the Staff with a frame of reference for its review of the draft F-1. To avoid any confusion in this regard, the “—“ symbols have been removed from the Calculation of Registration Fee table and the footnote references re-aligned on the cover page.

Table of Contents, page i

8.          Please move the last paragraph on page i and the section on page ii relating to the conventions which apply to the prospectus to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages i and 24.

9.          We note your statement that some of the information in the prospectus is based on industry publications by third parties that are reliable but you “do not make any representation as to the accuracy of the information.” Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 24.

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Conventions Which Apply To This Prospectus, page ii

10.         You state in the last paragraph on page ii that this “prospectus covers the resale of securities acquirable upon exercise of the warrants” that you have agreed to issue to Northland Capital Markets in connection with this offering. Please confirm your understanding and revise to indicate that the resale of the shares underlying the warrants will occur by means of a then-current prospectus.

COMPANY RESPONSE:

We confirm the understanding, but also note that the underwriter’s warrants contain so-called “cashless exercise” provisions and accordingly expect that Northland Capital Markets may also choose to resale such securities pursuant to the provisions of Rule 144, to the extent available. Changes in response to the Staff’s comments have been made in the amended F-1 on page 24.

Prospectus Summary, page 1

11.         Please revise this section to consistently discuss the status of your current business. The first paragraph implies that you have developed and provided mobile social platforms used by large, organized groups, but the text elsewhere suggests you are developing three platforms, none of which have been commercially launched. Clearly and prominently disclose, if true, that you have not generated any revenue from the business activities you intend to pursue. Discuss concisely the business operations from which you have historically derived revenue. We note that substantially all of your revenue to date has been derived from the provision of mobile content products and services from businesses you no longer operate and which historically incurred net losses. Clarify the nature and significance of your planned introduction of the REC*IT platform to more than 600 colleges before August 2014. Similarly, distinguish what has been accomplished with respect to RunHaven and Blue Street Review from your aspirational goals. Do not express your business plans as events that will occur. In your Business and Management’s Discussion section, elaborate on the steps that must be taken to develop each of your three intended platforms and explain what must be accomplished for each of the planned platforms to ultimately generate revenues. In the absence of a developed product or launched platforms, please refer to “proposed products” and “proposed social platforms” throughout your filing, as applicable.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 1-2, 36-37 and 54-55.

12.         Please revise the prospectus summary to include a brief business description of each of your current operating segments which you describe as “continuing operations” in the notes to the financial statements. Explain the activities of your “legacy operations” and how you generated $5.52 million and $3.72 million during the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. Also, consider revising the prospectus summary to provide a brief description of the product development and commercialization agreements in this section and providing a cross-reference to the more detailed disclosure on pages 51-53.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 2 and 3.

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13.         Please include in this section a description of the acquisition of Deals I Love (Australia) Pty Ltd and the nature of the business activities of this subsidiary. This subsidiary contributed over 72% of the total revenue for the six months ended December 31, 2013 and its business activities appear to warrant discussion in the summary. Provide a cross-reference to a more detailed discussion in the Management’s Discussion and Analysis where you should address any expected revenue fluctuations or material uncertainties regarding the company, including but not limited to Deals I Love. Please also expand your disclosure to discuss the material terms of the option to acquire the remaining 49% of Deals I Love, including whether the minority interest is held by an affiliate, and any limitations or restrictions on the loan by the company to Deals I Love.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 3.

14.         Please consider providing a summary of your most significant risk factors in the prospectus summary. For example, it appears that you should discuss that your business is “highly dependent” on the development of REC*IT platform which is currently in beta testing and that you do not currently have a product to commercialize. You should also disclose your need for additional capital.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 4 and 5.

Risk Factors, page 8

15.         Please add a prominent risk factor that discusses the uncertainty and risk that the proposed platforms, even if developed and launched, may not develop the number of users or subscribers sufficient enough to attract advertisers necessary to develop your business.

COMPANY RESPONSE:

The Company notes the discussion in the second risk factor entitled “Our new products could fail to attract a sufficient number of social groups to our mobile platform…” which prominently discloses the risks specified by the Staff.

As a foreign private issuer, we are permitted to, and will..., page 16

16.         Please ensure that you have included all the referenced corporate governance practices included under “Exemptions from Certain NASDAQ Corporate Governance Rules, page 77” and ensure that your disclosure under that heading includes all the practices mentioned in this risk factor.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 18.

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Use of Proceeds, page 24

17.         To the extent known, please provide more detail regarding the plans for which the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for hiring additional technology staff, sales and marketing associates, and the purchase or lease of additional technology infrastructure such as servers. Tell us, with a view toward disclosure, whether you intend to use any of the proceeds to acquire new companies. In this regard, we note your disclosure on page 11 that your business strategy contemplates additional acquisitions. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 3.C of Form 20-F.

COMPANY RESPONSE:

The Company respectfully believes that the existing disclosure in the “Use Of Proceeds” section meets the requirements of Item 4 of Form F-3 and related Item 3.C of Form 20-F. While the Company has preliminary budget forecasts that include contingencies such as the closing of the US IPO and other financing efforts (including the recent fundraising in Australia as described in comment 31), we do not think meaningful estimates of future technology equipment purchases or personnel changes in a level of detail or regarding which substantial certainty of expenditure exists, are possible at this time nor do we believe investors would regard such vague forecasts or estimates as material. In addition — regarding the Staff’s question concerning potential acquisitions — as the Company’s discussions with its business partners and other parties progress, it may be possible that certain of the proceeds will eventually be used for acquisitions (as contemplated by the reference to the broad discretion we will have over the net process in the “Use Of Proceeds” section and the discussion of acquisition included in the Risk Factor section). While Item 3.C requires a “brief description of such businesses and information on the status of the acquisitions” we believe such provision is intended to cover actual negotiations and discussions which have proceeded to a stage where a “probability/magnitude” analysis would result in such transactions being considered material to the Company.

Dilution, page 28

18.         Please confirm that the value of the total consideration and the average price per share paid by existing stockholders will reflect the effective cash cost to your officers, directors, promoters and affiliated persons in their acquisition of your common equity during the past five years. Refer to Item 506 of Regulation S-K. It appears that the information regarding existing shareholders is known and may not be excluded in reliance upon Rule 430A.

COMPANY RESPONSE:

The value of the total consideration and the average price per share paid by existing stockholders reflects the effective cash cost to our officers, directors, promoters and affiliated persons in their acquisition of our common equity during the past five years. Changes in response to the Staff’s comments have been made in the amended F-1 on page 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 33

19.         Include a meaningful and appropriately detailed discussion of the results of operations reported in the financial statements. We note that your discussion primarily focuses on the new

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business plans of the company to provide mobile social community platforms. Provide a description of the activities of each of the “four main business lines and revenue streams” that you identify on page 33 and explain how you generated the advertising and content revenues in 2013. Revise to discuss the extent to which the known plans, trends or conditions will cause the future operations to vary from those of the historical periods.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 36 and 37.

20.         You disclose that monetization historically occurred via user subscription models connecting MOKO’s billing platform with the billing capabilities of your telephony or billing aggregator partners. Please revise to clarify whether this monetization and revenue stream is reflected as continuing operations in the historical financial statements or if it is the discontinued operations. If it is the discontinued operations, please briefly discuss here what is reflected as continuing operations in the periods presented and how that will change going forward. We refer you to Section III.B of SEC Release No. 33- 8350.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 36.

21.         Also revise to discuss briefly the e-commerce business of Deals I Love (Australia) Pty Limited, how it contributed to the business in the six months ended December 31, 2013 and what you mean when you say you will “eventually pivot the business into a deal aggregator” as noted on page 34.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 40.

Corporate History and Operating Segment Evolution, page 33

22.         Please provide support for your statement that the estimated addressable audience for the REC*IT platform is approximately 10 million students based on the student populations at certain colleges and universities. Even if the total student population is 10 million at all such colleges and universities, provide the basis for your belief that all of the students will become users of your platform. Ensure that your description of REC*IT in this section clearly states that it is still in beta testing and has not yet been commercialized. Finally, tell us whether the agreements with American Intramural Sports Group LLC and IMLeagues LLC described on page 34 are the same agreements described on pages 51-

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53. We note that the dates of the agreements described in the two sections of the prospectus are not consistent.

COMPANY RESPONSE:

We have revised the disclosure to clarify that the 10 million students is the total enrollment at the colleges and universities at which REC*IT is expected to launch for the 2014-15 academic year. We confirm the agreements are the same and have modified the date references accordingly. Changes in response to the Staff’s other comments have been made in the amended F-1 on pages 2 and 55.

23.         You disclose that you made several acquisitions in fiscal years 2013 and 2012. Please expand these disclosures to explain how you generated revenue for the periods presented including the nature of sales, contracts, key terms, types of customers, number of customers, etc., in order to provide investors with a better understanding of the operations of your business in the historical periods. We refer you to Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

We believe Comment 23 is addressed in revisions to the disclosure resulting from the Company’s response to question 19 on pages 36 to 37 in the amended F-1.

24.         Please clarify that, if true, no revenue has been generated from your agreements related to American Intramural Sports Group LLC, RunHaven and Mr. Jimmy Williams, or the resulting technology.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 2, 39 and 55.

25.         You disclose that the strategic focus on customized mobile social advertising projects and the recently discontinued operations reduces revenue being generated and necessitates development expenditure in advance of commercialization and the realization of new revenue and cash flow. Please revise to clearly state your expectations of generating revenue in future periods from historical revenue streams, when you expect to begin generating revenue from the customized mobile social advertising projects as well as your expectations on future profitability. We refer you to Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 39 and 48.

Factors Affecting Comparability of Our Historical Results, page 34

26.         We note your disclosure regarding certain divested businesses. You state that you divested the Paper Tree Limited group of entities on April 29, 2013 and the net assets and financial results of which are reported as discontinued operations for all periods presented. Please clarify here whether these are the same entities as the Antiphony Management Holdings Group (AMH), the sale of which as you disclose on page F-52 also occurred on April 29, 2013. If these are the same entities and same transaction please clarify that throughout the filing. If they are not, please revise

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your disclosure here to also discuss the discontinuation of AMH and provide the appropriate additional disclosures in the Notes to the Financial Statements, required by IFRS 5, discussing the discontinuation of Paper Tree Limited group.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 37.

27.         Based on these disclosures it appears to us that OfferMobi is the only business that operated in fiscal year 2013 and that has continuing operations subsequent to fiscal 2013. Please tell us if this is true and if so revise and expand these disclosures to make this clear, stating how much revenue OfferMobi generated in 2013. Further, to the extent that the nature of OfferMobi’s operations will change, discuss those changes in detail and quantify the impact on future revenue so it is clear to investors the difference between the operations as reported and those going forward. We refer you to Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

We inform the Staff that OfferMobi is not the only business that operated in fiscal year 2013 and note for the Staff’s benefit the disclosure on page F-60 of the consolidated financial statements regarding the minor continuing operations of ‘MOKO Chat and Share’ in Australia subsequent to fiscal 2013. We believe the changing nature of the OfferMobi business is addressed in revisions to the disclosure resulting from the Company’s response to question 11 on pages 36 to 37 in the amended F-1.

Results of Operations

Comparison of Twelve Months Ended June 30, 2013 to Twelve Months Ended June 30, 2012 for continuing operations

Revenue, page 36

28.         You disclose that fiscal 2013 revenue from continuing operations represented by mobile social and two additional operating segments of mobile advertising and mobile content was a result of acquisitions. Please revise to clearly state which acquisitions you are referring to, which of those were subsequently disposed, and those under which the pre-acquisition revenue streams will not be pursued going forward, as well as the impact those changes will have on revenue in the future. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 36 to 40.

29.         Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company’s financial results. For

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example, discuss the “natural aging in product lifecycle” that you reference on page 36. As a further example, discuss the underlying events that results in fewer users spending less in 2012 resulting in the decline of Mobile Social revenue and provide quantification of these factors. In this respect, disclose the number of users for each of the periods discussed and the amount of expenditure by those users. We refer you to III.D of SEC Release No. 33-6835.

COMPANY RESPONSE:

We believe the clarifications contained in the revisions to the disclosure resulting from the Company’s response to question 28 on pages 36 to 40 in the amended F-1 address the underlying events and developments driving our financial results.

Liquidity, Financial Position, and Capital Resources, page 41

30.         You state that the expected proceeds from this offering combined with the existing cash and cash equivalents are expected to provide sufficient working capital for MOKO to execute your Customised Mobile Social Advertising strategy. You also state that the strategic focus on Customised Mobile Social Advertising projects “necessitate development expenditure in advance of commercialization and the realization of new revenue and cash inflows.” Please clarify the amount needed to continue operations for the next 12 months and state the minimum period of time that you will be able to conduct planned operations using currently available capital resources, if less than 12 months. Revise your risk factor on page 13 to disclose the additional capital that you will need.

COMPANY RESPONSE:

The Company recently completed a share placement on April 4, 2014 via the issue of 38.1 million fully paid ordinary shares, from which we received net cash proceeds of approximately A$7,472,000 ($6,671,749). Together with the cash reserves (unaudited) of A$3,834,571 ($3,423,888) as at February 28, 2014 (being the last available results date) our pro-forma cash is approximately A$11,306,571 ($10,095,637).

We supplementally inform the Staff that our cash modelling indicates the amount needed to continue operations and assuming the existing business plan for the next twelve months is approximately A$12,000,000 (USD$10,714,800), however this is only on the basis of the business plan that assumes the successful completion of the NASDAQ IPO which is expected to raise gross funds of USD$10,000,000.

If the NASDAQ IPO filing does not successfully progress, the Company has the ability and intends to curtail projected expenses over the remainder of the 12 months from submission and these expenses are estimated as A$1.0-$1.5 million.

Accordingly, the Company needs between A$10,500,000 and A$11,000,000 to continue operations for the next 12 months and on this basis the Company confirms that with currently available capital resources, it has in excess of 12 months forward cash.

Accordingly, no additional changes in response to the Staff’s comments have been made in the amended F-1.

31.         Please revise to discuss the material terms of the proposed placement of 38.1 million ordinary shares for $8 million that you announced on February 21, 2014. Explain whether shareholder approval has been received or when you expect the transaction to be submitted for a vote. As applicable, discuss the potential consequences to the company if shareholder approval is not obtained.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 30 and 47.

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Business, page 47

32.         We note your disclosure on page 51 that your services are hosted at Rackspace datacenters using a hybrid of cloud and dedicated servers. Please tell us what consideration you have given to addressing the risks associated with these data centers. Also tell us what consideration you have given to including a description of any agreements with Rackspace and filing those agreements as exhibits to this registration statement pursuant to Item 601(b)(10) of Regulation S-K. As part of your response, tell us whether you believe that you are substantially dependent upon any agreements with Rackspace or other data center providers.

COMPANY RESPONSE:

We have considered the risks associated with the use of the third party technology facilities and have modified the discussion included under the heading “We rely on computer software and hardware systems to manage our operations, the failure of which could adversely affect our business, financial condition and results of operations” in the Risk Factor section of the prospectus on page 13 in the amended F-1 to make the role of third parties in this regard clearer.

We believe the Company’s agreements with Rackspace are customary in the market and do not contain any provisions we view as unusual in the marketplace. We are not substantially dependent upon any of the agreements with Rackspace as there exists substantial redundancy in the commercial computing market to replace any third party equipment provider.

33.         Please discuss the current status of the development of the platforms for RunHaven and Blue Street Review. We note that you anticipate that beta testing will be completed for REC*IT by the end of the first quarter of 2014, but it is unclear if you have commenced development of the platforms for RunHaven and Blue Street Review and the current expectations for the timing of the completion of the development of these platforms.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 2 and 55.

34.         Clearly disclose, if true, that you have not generated any revenue from the business activities you intend to pursue. Please provide a description of each of your four operating segments – Mobile Social, Mobile Advertising, Mobile Content, and Mobile Commerce. Discuss the extent to which the business operations of each of these segments will continue as you develop your mobile social community platform business.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 55.

35.         Please describe the operations of your two subsidiaries, MOKO.Mobi, Inc. and Deals I Love (Australia) Pty Ltd.

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COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 60.

Sales, Marketing and Key Customers, page 51

36.         Please revise the descriptions of the agreements on pages 51-54 to discuss the material terms of any revenue sharing arrangements with each of your partners. We note from your disclosure that AISG will receive a revenue share from the advertising revenues, but it is unclear whether you have similar arrangements with IML, Gail Hughes (RunHaven) and Jimmy Williams (Blue Street Review).

COMPANY RESPONSE:

The Company has revised the descriptions of the IML and RunHaven agreements on pages 61 and 62 to reference the existence of minority revenue sharing arrangements in a manner consistent with the existing disclosure regarding the arrangements with Mr. Jimmy Williams, but has not included specific figures due to competitive concerns and commercial confidentiality.

Principal Shareholders, page 70

37.         Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

COMPANY RESPONSE:

The Item 7.A.2 disclosure is contained in the prospectus under the heading “Market Information.”

Description of Shares and Governing Documents, page 71

38.         Please revise your disclosure as follows:

•    Include a comparison of the laws of the United States and Australian laws as per Item 10.B.9 of Form 20-F;

•    Discuss whether or the extent that shareholders may submit matters to be voted upon at shareholders meetings; and

•    Your discussion under this heading should be materially complete. Therefore, to the extent practicable, please limit your use of the term “subject to” because often implies additional rights, privileges, regulations, or restrictions that are not explained in your descriptions. Please revise as necessary to ensure you have adequately discussed the information required by Items 10.A and 10.B of Form 20-F.

COMPANY RESPONSE:

We have discussed the matters contemplated by Item 10.B.9 with both Australian and U.S. counsel and do not believe there are any significant differences that require disclosure, which appears consistent with the position taken by all other Australian SEC-reporting issuers we have identified. Changes in response to the Staff’s comment regarding submission of matters to be voted upon and the use of the caveat “subject to” have been made in the amended F-1 on pages 81 to 84.

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Description of American Depositary Shares, page 78

39.         Please revise this section throughout as necessary to make it specific to the agreement with your depositary. We note, for example, the following:

•    Your disclosure under “Dividends and Other Distributions, page 78” should make clear the effect of a redemption, forfeiture or transfer of shares on the amounts held;

•    Your disclosure under “Voting Rights, page 80” should include discussion of the discretionary proxy that may be given by the depositary as disclosed in the risk “You may not have the same voting, page 20”; and

•    Your discussion under “Pre-release of ADSs, page 83” should make clear the “limit” on the amount of ADSs that may be outstanding as a result of pre-release transactions. It should also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 90 and 91.

Taxation, page 85

40.         Please tell us why you have not included a discussion of Australian taxes or provided tax opinions as per Item 610(b)(8) of Regulation S-K. Additionally, please make clear the terms of the U.S. Australia Tax Treaty.

COMPANY RESPONSE:

In light of the disclosure contained in the IPO prospectus of certain other Australian issuers, the Company initially believed that disclosure under Item 10.E of Part I of Form 20-F was not required. In view of the Staff’s comment, the Company has reviewed such Item 10.E and now has included a new “Australian Tax Considerations” section in the amended F-1, including a reference to the terms of the U.S. Australia Tax Treaty. The Company does not believe that an “Exhibit 8” opinion is required in these circumstances as no representations regarding tax consequences are contained in the F-1.

Underwriting, page 92

41.         You disclose on page 94 that the restrictions in the lock-up agreements may be waived at any time at the discretion of the underwriter. Please clarify how this statement is consistent with FINRA Rule 5131’s requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 105.

42.         You state that you granted AISG the right to purchase up to $500,000 of your securities

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in connection with your listing on the NASDAQ Stock Market and that the underwriter intends to sell ordinary shares in the form of ADSs being offered by this prospectus to satisfy the obligation if AISG exercises the right. Please tell us when you offered AISG the right to purchase the securities and discuss the circumstances that led to this offer.

COMPANY RESPONSE:

The Company notes that the grant to AISG was made in March 2013, more than one year prior to the commencement of the IPO, and in negotiations regarding the business partnership regarding the Company’s REC*IT product. Accordingly, we do not believe that the traditional elements of an “offer” of securities were present at that time.

Notes to the Financial Statements

Note 1: Significant accounting policies

Reporting entity, page F-7

43.         You disclose that you are involved in delivering mobile social networking service to global consumers. Please revise and expand this disclosure to briefly explain what these services were and how significant each was to the business in the periods presented.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-7.

Revenue and other income, page F-10

44.         Please expand these disclosures to explain how you generated revenue in the periods presented, who your customers are, the general terms of arrangements, defining the terms “carriers” and “aggregators”.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-10.

Note 12: Intangibles, page F-31

45.         You disclose on page F-32 that the goodwill acquired in the OfferMobi acquisition is deemed recoverable and no impairment expense has been recognized. Please tell us how you considered the re-assessment of OfferMobi’s expected first and second years’ earn-outs, which occurred within a year of the acquisition and significantly reduced the total consideration given, as it would appear to us that this would suggest the goodwill is impaired.

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COMPANY RESPONSE:

Acquired Goodwill of A$837,165 represented the synergies expected to be realized through expanding MOKO’s mobile platform with an advertising capability as well as from having a beachhead presence in North America. That is, the Board accepted goodwill in the acquisition because it anticipated using the assets to derive enhanced economic benefits beyond those being derived by the incumbent management under the incumbent business model.

This was somewhat vindicated with the breakthrough REC*IT development contract which facilitated the Board’s strategic re-focus towards Customized Mobile Social Advertising (CMSA) and the North American market which precipitated a strategic review.

The review resolved the re-positioning and migration of OM to a full service digital advertising agency that was capable of servicing REC*IT and the grow-out of CMSA. Under this strategy, the earnings outlook for the expected use of the OM assets was higher quality, more stable and larger and as part of this, resolved to seek a new management team with the requisite skills.

Also emanating from the review, MOKO re-cast its Cash Generating Units from enterprise level to business streams and OM Goodwill was re-allocated to the ‘Mobile Advertising’ CGU which incorporated OM as a service organisation to REC*IT.

At 30 June 2013, the recoverable value of the Mobile Advertising CGU was determined via an expected, discounted cash flow model which included the addition of projected net cash inflows for REC*IT and as they exceeded the carrying value of the Mobile Advertising CGU, (which included purchased goodwill from the OM acquisition), the Mobile Advertising CGU was deemed recoverable and no impairment was necessary.

Accordingly, although management determined OM’s Year 1 earn-out performance as representing approximately 74% of the maximum earn-out target under the applicable Asset Purchase Agreement and made a downward re-assessment of the estimated probable Year 2 earn-out to 50%, the expected Mobile Advertising CGU cash inflows were sufficiently bolstered by the impact of the REC*IT contract and subsequent CMSA contracts to deem the Mobile Advertising CGU assets (including goodwill) as recoverable.

Note 13: Business Combinations Acquisition of

OfferMobi, page F-32

46.         Please revise to clarify the purpose of this acquisition and to better explain how the pre-acquisition revenue channels of OfferMobi will be utilized going forward in order to better enable investors to evaluate the nature and financial effect of the business combination. We refer you to paragraphs 59-60 of IFRS 3.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages F-32 to F-34.

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47.         We note you re-assessed the deferred consideration liability, reduced it from the recognized value at acquisition by $949,142, and recorded such amount as a gain in the statement of profit or loss and other comprehensive income. Please tell us how you considered whether such reduction occurred in the measurement period, consistent with the guidance in paragraphs 45-49 of IFRS 3, and should have been reflected in an adjustment to the value of assets acquired and/or the liabilities assumed on the date acquired.

COMPANY RESPONSE:

The deferred consideration payable on the OfferMobi acquisition was initially fair valued at $3,412,743 at the point of acquisition (August 2012). This fair value was calculated upon the likely earn out payments that would fall due, based upon the forecast results of Offer Mobi at acquisition.

Subsequent to the initial assessment of the deferred consideration, OfferMobi lost what was by far its largest customer, Zoosk. As a result of this loss the forecasts for the performance of OfferMobi fell significantly, to the extent that at June 30, 2013 MOKO only anticipated having to pay the guaranteed minimum earn out payments.

The reduction in the deferred consideration was recognised in the Consolidated Statements of Profit or Loss and Other Comprehensive Income as ‘fair value gain on deferred consideration.’

Under IFRS 3, the deferred consideration is classified as a contingent liability.

Paragraph 58 deals with the subsequent accounting for contingent consideration and provides that the fair value of contingent consideration that the acquirer recognises after the acquisition date may be the result of additional information that the acquirer obtained after that date about facts and circumstances that existed at the acquisition date. Such changes are measurement period adjustments in accordance with paragraphs 45-49. However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price or reaching a milestone on a research and development project, are not measurement period adjustments.

The acquirer accounts for changes in the fair value of contingent consideration that are not measurement period adjustments per Paragraph (b)(i) whereby contingent consideration classified as a liability shall be measured at fair value, with any resulting gain or loss recognised either in profit or loss or in other comprehensive income

The first sentence of Paragraph 58 is critical. Changes in fair value may be as a result of additional information that relates to facts and circumstances that existed at acquisition date – in which case the correct treatment would be to amend the acquisition accounting.

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However in this case the additional information is the loss of Zoosk as a customer. This did not occur until December 2012. As such the additional information did not pertain to facts and circumstances at the acquisition date, it related to a change in circumstances subsequent to acquisition.

On this basis the movement is appropriately reflected as a gain in the statement of profit or loss.

Management believes the treatment of deferred consideration is in line with the requirements of IFRS 3 and accordingly no changes in response to the Staff’s comment are proposed.

48.         We note on page F-53 you state the loss on disposal before income tax expense was $761,020, however, on page F-54 the loss on disposal before income tax is stated as $966,117. Please explain this inconsistency or revise your disclosure appropriately.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-54.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-59

49.         You disclose that the principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. However, we note that you acquired Deals I Love (Australia) Pty Limited on July 1, 2013, which generated over $2.7 million in revenue for the half year ended December 31, 2013. This appears to be significant to the company’s operations during the period, yet there is no disclosure regarding how you account for such revenue. Please revise your accounting policy disclosures to address how you account for revenue recognized by Deals I Love (Australia) Pty Limited.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-60.

Note 2: Segment Information, F-60

50.         You state on page 34 that subsequent to June 30, 2013 the mobile social assets of m-Buzzy were divested and on page F-50 you disclose the business assets were sold on August 24, 2013. It appears that m-Buzzy was the only operations in the mobile social segment and therefore a separate major line of your business. Please tell us how you considered presenting these operations as discontinued as a result of the sale, including the required disclosures related to the disposal and re-presenting the results and cash flows of the m-Buzzy as discontinued operations for all periods presented, including fiscal years ended June 30, 2013 and 2012, as a result of this disposal. We refer you to paragraphs 3-42 of IFRS 5.

COMPANY RESPONSE:

The carrying value of m-Buzzy assets at June 30, 2013 was nil. At that date, no decision had been taken to discontinue operating m-Buzzy product at June 30, 2013 and so the assets were not held for sale. Management was not committed to a sales plan.

No changes in response to the Staff’s comments are proposed.

Note 4: Business combinations

Deals I Love (Australia) Pty Limited, page F-63

51.         Please expand these disclosures to briefly explain how this entity generates revenue.

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COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-64.

Undertakings, page II-2

52.         Please tell us why you included the undertakings in paragraphs (7) and (8) which do not appear to be applicable to this registration statement.

COMPANY RESPONSE:

The Company notes that future filings will not be incorporated by reference into the F-1 and has deleted the referenced undertaking (7) accordingly. It would appear technically possible, however, that that Rule 430C could apply to a future prospectus supplement and we have therefore retained undertaking (8) in the amended F-1.

Exhibits

53.         Please tell us whether you intend to file your agreements with Jimmy Williams relating to Blue Street Review and with Gail Hughes relating to RunHaven.

COMPANY RESPONSE:

The Company does not believe that its agreements with Jimmy Williams and Gail Hughes are required to be filed as exhibits to the F-1.

54.         Please tell us whether you intend to file the asset purchase agreement for OfferMobi and the acquisition agreement for a controlling share interest in Deals I Love (Australia) Pty Limited.

COMPANY RESPONSE:

The Company does not believe that its asset purchase agreement for OfferMobi or the acquisition agreement for a controlling share interest in Deals I Love (Australia) Pty Limited are required to be filed as exhibits to the F-1.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg McCann

Greg McCann
Chairman
MOKO Social Media Limited

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